Exhibit 99.2.n

FORM 51-102F3 Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY

Stornoway Diamond Corporation (the “Issuer”) Suite 860, 625 Howe Street Vancouver, BC V6C 2T6

ITEM 2.	DATE OF MATERIAL CHANGE

July 24, 2006

ITEM 3.	NEWS RELEASE

Issued July 24, 2006 and distributed through the facilities of Stockwatch and CCN Mathews.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

The Issuer announced it will make an offer to acquire, by way of takeover bid, all of the outstanding shares of Ashton Mining of Canada Inc. (“Ashton”) and all of the outstanding shares of Contact Diamond Corporation (“Contact”). The Issuer will offer shareholders of Ashton the right to elect to receive for each share of Ashton deposited under the Ashton offer either $1.25 in cash or 1 share of the Issuer plus $0.01. The Issuer will offer shareholders of Contact 0.36 shares of the Issuer for each share of Contact deposited under the Contact offer. The Issuer has entered into hard Lock-Up Agreements with the controlling shareholders of each of Ashton and Contact under which they have agreed to deposit approximately 51.7% and 31% of the outstanding shares of Ashton and Contact, respectively. The Issuer will fund the cash portion of the Ashton offer using existing cash resources, a $32.5 million bridge loan facility underwritten by a Canadian Chartered bank and the proceeds from a $22.5 million private placement of subscription receipts to Agnico-Eagle Mines Ltd. (“Agnico-Eagle”). The bridge loan facility will be secured against all of the assets of the Issuer and will mature and be repayable on the earlier of (a) six months following initial drawdown; and (b) ten months from the date of the mailing of the Ashton offer.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

Please see the attached news release.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.	OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER

Contact: Eira Thomas, Chief Executive Officer
Telephone: (604) 331-2259

ITEM 9.	DATE OF REPORT

July 24, 2006

TSX: SWY	Suite 860 - 625 Howe Street
SWY 06-17	Vancouver BC V6C2T6 Canada
Tel: 604.331.2259 Fax: 604.689.5041

Vancouver, July 24, 2006

STORNOWAY TO MAKE CONCURRENT OFFERS FOR ASHTON MINING
AND CONTACT DIAMOND

Largest Shareholders of Ashton and Contact Agree to Tender Under Hard Lock-Ups

Stornoway Diamond Corporation (“Stornoway”, TSX: SWY) is pleased to announce that it will make an offer to acquire all of the outstanding shares of Ashton Mining of Canada Ltd. (“Ashton”, TSX: ACA).  Concurrent with the Ashton offer, Stornoway will also make an offer to acquire all of the outstanding shares of Contact Diamond Corporation (“Contact”, TSX: CO).

The successful completion of these offers will create Canada’s premier, growth-oriented diamond exploration and development company that will balance near term production objectives with an aggressive exploration strategy to seek and develop world-class diamond mining opportunities. This company will be in a unique position to both lead and further consolidate the diamond exploration and development landscape, offering shareholders significant benefits and opportunities that include:

•                  A unique diamond project pipeline, unmatched amongst its peers, that includes development-track diamond properties and compelling, diversified exploration assets

•                  A strong management team with market profile and a track record of wealth creation for shareholders

•                  One of Canada’s most experienced diamond exploration teams with a history of discovery

•                  Significant growth potential

•                  Enhanced financial platform, flexibility and access to capital

•                  No controlling shareholder

ASHTON OFFER

Stornoway has executed a hard lock-up agreement with Ashton Canada Pty. Limited (“ACPL”), an indirect, wholly-owned subsidiary of Rio Tinto Limited, and QIT-Fer et Titane Inc. (“QIT), an indirect, wholly-owned subsidiary of Rio Tinto plc, under which they have irrevocably agreed to tender 49,037,982, or approximately 51.7% of Ashton’s issued and outstanding shares into the Ashton offer.  While Stornoway could have elected to offer to acquire ACPL and QIT’s shareholdings in Ashton without making an offer to the Ashton minority shareholders, Stornoway believed it was in the best interests of the minority shareholders to make the offer to all shareholders.

Under the terms of the Ashton offer, shareholders will have the right to elect to receive (i) $1.25 in cash (the “All Cash Alternative”); or (ii) one Stornoway share plus $0.01 in cash per Ashton share, subject to pro ration of a maximum cash consideration for the All Cash Alternative of $59.5 million.  The Ashton offer represents a 15% premium to Ashton’s 20-day volume weighted average share price as at July 21, 2006 (based on Stornoway’s 20-day volume weighted average share price as at the same date).

“We are pleased to be offering all Ashton shareholders an opportunity to participate in the growth of a leading Canadian diamond equity. Stornoway brings management strength, market profile, and advanced exploration assets.  Our offer also removes the valuation impediments inherent with a single controlling shareholder and will provide an opportunity for increased liquidity and growth.” said Eira Thomas, President and CEO of Stornoway.  Ms.Thomas further commented that: “Ashton brings with it a strong Canadian project portfolio and an outstanding team of highly qualified diamond explorationists, whom Stornoway expects will continue to contribute to the success of the combined companies.”

ACPL and QIT have advised Stornoway that they intend to elect the All Cash Alternative for their Ashton shares.  In light of this and the total amount of cash available under the Ashton offer, it is unlikely that Ashton shareholders, including ACPL and QIT, who elect the All Cash Alternative will receive only cash consideration for their Ashton shares.

Under the hard lock-up agreement with Stornoway, ACPL and QIT are precluded from tendering or voting any of their Ashton shares in favour of any other acquisition proposal relating to Ashton and in certain circumstances ACPL and QIT are required to vote against other acquisition proposals or actions which might prevent, delay or interfere with Stornoway’s take-over bid.

ACPL’s tender of 4,912,249 of the 33,848,221 Ashton shares owned by it is subject to regulatory approval pursuant to the terms of an escrow agreement which ACPL entered into at the time of Ashton’s initial public offering in 1993.

Stornoway will fund the cash portion of the Ashton offer using existing cash resources, a $32.5 million bridge loan facility underwritten by a Canadian Chartered bank and the proceeds from a $22.5 million private placement of subscription receipts to Agnico-Eagle Mines Ltd. (“Agnico-Eagle”).  The bridge loan facility will be secured against all of the assets of Stornoway and will mature and be repayable on the earlier of (a) six months following initial drawdown; and (b) ten months from the date of the mailing of the Ashton offer.

Agnico-Eagle has subscribed for and purchased 17,629,084 million subscription receipts of Stornoway at a price of $1.2763 per subscription receipt.  $20.0 million of the subscription receipts will be converted on a one-for-one basis into common shares of Stornoway in the event the Ashton offer is completed and an additional $2.5 million of the subscription receipts will be converted on a one-for-one basis into common shares of Stornoway if there is a drawdown under the $32.5 million bridge loan facility.  The subscription receipts will be refunded in the event the Ashton offer is not completed.

The Ashton offer will be subject to a number of conditions, including absence of adverse material changes and receipt of all necessary regulatory approvals.  The Ashton offer will not be conditional on any minimum number of Ashton shares being tendered (other than the non-escrowed shares held by ACPL and QIT) and will not be conditional on completion of the Contact offer.

CONTACT OFFER

Under the terms of the Contact offer, each Contact shareholder will be entitled to receive 0.36 of a Stornoway share per Contact share (representing $0.45 per Contact share based on Stornoway’s 20-day volume weighted average share price as at July 21, 2006).  The Contact offer represents a 16% premium to Contact’s 20-day volume weighted average share price as at July 21, 2006 (based on Stornoway’s 20-day volume weighted average share price as at the same date).  The board of directors of Contact has unanimously approved the Contact offer and agreed to support the transaction pursuant to a support agreement executed with Stornoway.  In addition, the board of directors of Contact has received an opinion from its financial advisor that the consideration offered pursuant to the Contact offer is fair, from a financial point of view, to the shareholders of Contact.

Eira Thomas, President and CEO of Stornoway, commented: “Contact brings top management with unequaled Canadian diamond marketing expertise, a quality Canadian diamond exploration portfolio together with mining development expertise and advice from its largest shareholder, Agnico-Eagle. I see the assets of the two companies as very complimentary and we are pleased to be offering all Contact shareholders a premium bid and the opportunity to participate in the growth of Canada’s leading diamond equity”.

Matthew Manson, Contact’s President and CEO, said today: “The proposed bid from Stornoway allows Contact shareholders to participate in the development and growth of a significant new company in the Canadian diamond sector. Stornoway’s management and technical teams are outstanding, and the combined company will have a leading mix of diamond exploration and development assets, an enhanced financial platform, and increased liquidity. Stornoway’s premium bid, extended equally to all shareholders, has been endorsed unanimously by Contact’s officers and board.”

“As a long standing shareholder of Contact, we are pleased to see Contact and its management team participate in the creation of a new force in the Canadian diamond industry. We are excited about the opportunities for the new company and we are well positioned to provide technical advice to the new management team as it builds its own standalone mine development and operating capacity” said Sean Boyd, CEO of Agnico-Eagle.

Stornoway has executed a hard lock-up agreement with Agnico-Eagle Mines Limited (“Agnico-Eagle”, TSX: AEM) under which Agnico-Eagle has irrevocably agreed to tender 13,814,077 million Contact shares, representing approximately 31% of the issued and outstanding Contact shares, to the Contact offer.  Contact’s management and directors have also entered into lock-up agreements with Stornoway, under which they have agreed to tender 0.9 million Contact shares, representing approximately 2% of the issued and outstanding Contact shares, to the Contact offer.

The Contact offer will be subject to a number of conditions, including absence of adverse material changes and receipt of all necessary regulatory approvals. The Contact offer will not be conditional on any minimum number of Contact shares being tendered (other than the shares held by Agnico-Eagle) and will not be conditional on completion of the Ashton offer.

The private placement by Agnico-Eagle for subscription receipts in relation to the funding of the  Ashton offer may be considered to make the Contact offer an insider bid under applicable securities laws.  Accordingly, the board of directors of Contact established an independent committee to consider the transaction and obtained an independent valuation.

OVERVIEW OF THE COMBINED COMPANY

The combination of Stornoway, Contact and Ashton will create a leading diamond exploration and development company with a pro forma market capitalization of over $200 million. The new company will have the management expertise and financial capacity to accelerate the development of the Renard property, to realize the value potential of its vast land positions and to capitalize on future acquisition opportunities.

Diversified Project Pipeline

•                  A 50% interest in the Renard diamond project in northern Québec, currently undergoing a C$29 million bulk-sampling program ahead of a pre-feasibility study expected in 2007

•                  Advanced diamond exploration projects at Aviat, Nunavut (70%), Qilalugaq, Nunavut (50%), Churchill, Nunavut (36%), Buffalo Hills, Alberta (47%) and Timiskaming, Ontario/Québec (100%)

•                  Over 20 million acres of diamond exploration prospects between grassroots and drill-ready status

•                  A proven diamond management team with experience in diamond discovery, development, project finance, marketing and production

Increased Financial Capacity

•                  Pro forma market capitalization of over $200 million with approximately 165 million shares outstanding

•                  Combined cash position of approximately $37 million ($40 million on a fully diluted basis), after estimated transaction expenses

•                  Increased scale, liquidity and capital market profile will provide better access to capital

Strong Management and Board

•                  Combined management team has extensive experience in diamond exploration and development

•                  Eira Thomas will continue as Chief Executive Officer and Catherine McLeod Seltzer will continue as Chairman

•                  Matthew Manson, Contact’s President and CEO, is expected to join Stornoway’s management team as President

Strategic Investor

•                  Agnico-Eagle will be a significant shareholder in the combined company with an ownership position of approximately 14%, assuming that 100% of each of Ashton and Contact are acquired

•                  The combined company will benefit from Agnico-Eagle’s technical expertise, financial resources, government relationships and Québec operating credentials

ADDITIONAL DETAILS OF THE OFFERS

Full details regarding the Ashton offer and Contact offer will be included in formal offer and takeover bid circulars to be mailed to the respective shareholders of Ashton and Contact in accordance with applicable securities laws.

Stornoway will request a shareholders list from Ashton today.  Stornoway expects to mail the offer and take-over bid circular to Ashton shareholders as soon as practical following receipt of the Ashton shareholders list.  Stornoway intends to mail the offer and take-over bid circular to Contact shareholders in early August.

Both offers are expected to remain open for acceptance for 35 days following the respective mailing dates.

Any Ashton or Contact shareholder that is (i) a U.S. Person (as such term is defined in Regulation S under the United States Securities Act of 1933, as amended) or (ii) holds Ashton or Contact shares on behalf of a U.S. Person (each a of (i) and (ii) a “U.S. Shareholder” and collectively “U.S. Shareholders”) shall not be entitled to receive any Stornoway shares in connection with the Ashton or Contact offer.  Instead, Stornoway shares that would have otherwise been distributed to U.S. Shareholders will be deposited with the depositary and sold in the market through an orderly sale and the net cash proceeds remitted to U.S. Shareholders.”

BMO Capital Markets and Canaccord Capital Corporation are acting as financial advisors to Stornoway.  Blake, Cassels & Graydon LLP and DuMoulin Black LLP are acting as legal counsel to Stornoway.

INVESTOR AND ANALYST CONFERENCE CALL

The investment community is invited to participate in Stornoway’s conference call as follows:

Monday, July 24th, 2006 at 9:30 a.m. (EDT)
Toll Free (North America): 1-800-814-4890
Local/International: +416-644-3415

The conference call will be available for replay until Monday, July 31, 2006 by calling:
Toll free (North America): 1-877-289-8525
Local/International: +416-640-1917
Passcode: 21197764#.

The presentation that corresponds with the conference call is available via the Internet by visiting www.stornowaydiamonds.com/presentations.  It will remain archived on the site.

ABOUT STORNOWAY

Stornoway Diamond Corporation has exposure to close to 18 million acres of prospective diamond properties in under-explored regions of northern Canada and Africa.  Seventeen separate project areas in Nunavut, Alberta, Manitoba, the Northwest Territories and Botswana make up the land package.

Stornoway’s experienced management and technical team have a strong track record of discovery in the north and a history of wealth creation for shareholders.  Since 2000, Stornoway has been involved in the discovery of 62 kimberlites, 31 of which have proven diamondiferous.

ABOUT CONTACT

Contact Diamond Corporation is an exploration and development company with diamond properties in Ontario, Québec, Northwest Territories and Nunavut. Timiskaming, at the Ontario- Québec border, is its leading project.  Agnico-Eagle Mines Limited is currently the largest shareholder of the corporation.

For further information, please contact:

Tim Tutsch
ttutsch@wilcoxgroup.com
416-203-6666 ext. 2206

Nick Thomas
Investor Relations Manager, Stornoway Diamond Corporation
604-331-2271

David Smith
Director, Investor Relations, Contact Diamond Corporation
416-947-1212

Forward Looking Information

This news release may contain forward looking statements, being statements which are not historical facts, including, without limitation, statements regarding the proposed acquisition of Ashton by Stornoway, the proposed acquisition of Contact by Stornoway and discussions of future plans and objectives.  There can be no assurance that such statements will prove accurate.  Such statements are necessarily based upon a number of estimates and assumptions that are subject to numerous risks and uncertainties that could cause actual results and future events to differ materially from those anticipated or projected.  Important factors that could cause actual results to differ materially from the Stornoway’s expectations are in Stornoway documents filed from time to time with the Toronto Stock Exchange and provincial securities regulators, most of which are available at www.sedar.com.  Stornoway disclaims any intention or obligation to revise or update such statements.

The following factors, among others, related to the proposed acquisition of each of Ashton and Contact and future plans and objectives could cause actual results or developments to differ materially from the results or developments expressed or implied by forward-looking statements: the Stornoway shares issued in connection with the Ashton offer or the Contact offer may have a market value lower than expected; the businesses of Stornoway and Ashton and the businesses of Stornoway and Contact may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; the expected combination benefits from the acquisition of each of Ashton and Contact may not be fully realized by Stornoway or not realized within the expected time frame; Stornoway cannot determine the number of Ashton shareholders or Contact shareholders who may accept the Ashton offer or the Contact offer, respectively; Stornoway may not acquire one-hundred percent of the shares of each of Ashton and Contact; the possible delay in the completion of the steps required to be taken for the acquisition of either Ashton or Contact and the ultimate combination of Stornoway with each of Ashton and Contact; and the fact that the Ashton offer and the Contact offer are not conditional on each other and accordingly one may be completed and the other not completed.